Filed  by  Policy  Management  Systems  Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Sucurities Exchange Act of 1934.
Subject  company:  Policy  Management  Systems  Corporation
Commission  File  No.  1-10557
The following was sent to employees of Policy Management Systems Corporation and its subsidiaries.




                               [GRAPHIC  OMITED]



                                   MEMORANDUM

TO:               All  Employees

FROM:         Larry  Wilson

DATE:          April  28,  2000

SUBJECT:    LETTER  FROM  EDS


Today  the  company  received  the  attached  unsolicited  letter  from  EDS.

Unfortunately the letter came too late Friday to let you know before the close of business. We had an obligation to make this letter public immediately.

The  board  will  consider  this  proposal.

A  few  points  are  important.

1.     It  is  the  board's  job  to  consider  this  letter.

2.     It  is  our  job  to  stay  focused  on  our  clients  and  our business.

3. The board will consider this with its advisors after an appropriate time for analysis.

4.     This  will  be  done  promptly  and  with  careful  deliberation.

5.     Welsh  Carson  has been notified in accordance with our merger agreement.

6. Our merger agreement with Welsh Carson prohibits us from soliciting other proposals.

7. The board will responsibly meet its fiduciary duties by considering all proposals, whenever they are made.

Please do your best to stay focused on our clients and our business at this time.

Thank  you,
Larry

     Statements about the proposed agreement are forward-looking statements that involve risks and uncertainties. Among the factors that could cause actual results to differ materially from those in the forward looking statements are: the failure of the agreement to be consummated and those factors in PMSC's 1999 Annual Report on Form 10K/A and other reports and filings with the U.S. Securities and Exchange Commission. PMSC disclaims any intention or obligation to update or revise any forward-looking statements.

     PMSC has filed a preliminary proxy statement/prospectus relating to the proposed merger with the Securities and Exchange Commission. PMSC will prepare and file with the SEC a definitive proxy statement/prospectus. Investors are urged to read the definitive proxy statement/prospectus, when available, as well as other relevant documents filed by PMSC with the SEC because they will contain important information. Investors will be able to obtain these documents for free from the SEC's website, www.sec.gov, or from PMSC investor services at www.pmsc.com. Information about participants in the solicitation of proxies for the merger, including direct or indirect interests, by securities holdings or otherwise, is included in the preliminary proxy statement/prospectus.